SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that, on June 14, 2021, Aneel issued Technical Note No. 106/2021-SFF-SFG-SRG/ANEEL on the process of inspection and monthly reprocessing of CCC benefits paid to Centrais Elétricas de Rondônia – Ceron, from July 2016 to April 2017 (2nd inspection period), which were assigned to Eletrobras, within the scope of the privatization process of the aforementioned distributor. Additionally, on June 21, 2021, Aneel also issued Technical Note No. 111/2021-SFF-SFG-SRG/ANEEL, with the result of the monthly inspection and reprocessing of CCC benefits paid to Companhia de Eletricidade do Acre - Eletroacre, from July 2016 to April 2017 (2nd inspection period), which were also transferred to Eletrobras.

In the 2nd inspection period of the two distributors, in addition to the payments made in the aforementioned period, the two claims by Eletrobras were analyzed, referring to the 1st inspection period, which were still pending analysis by Aneel:

i.	Financial costs arising from the Debt Acknowledgment Agreements – CCDs signed between the distributors and the Sectorial Fund, based on Interministerial Ordinances No. 652/2014 and 372/2015; and
ii.	Recognition of guaranteed energy and specific consumption of the Guascor and Rovema contracts, contracts signed prior to Law 12,111/2009 and Normative Resolution 427/2011 (Guascor contract signed in July/1998 and Rovema contract in November/2006).

Aneel partially accepted both Eletrobras claims, the financial effects of the CCDs being based on Interministerial Ordinance No. 652/2014 and the guaranteed energy contained in the contracts with Guascor and Rovema.

Thus, in Technical Note No. 106/2021-SFF-SFG-SRG/ANEEL the following conclusions on the 2nd inspection period of Ceron, resulting in a total of R$ 806.6 million, in the position of April/2021, to be reimbursed by the CCC to Ceron:

1)	Ceron ceased to be reimbursed by the CCC, in the period from July 2016 to April 2017, in the amount of R$ 55.4 million, updated in the position of April/2021;

2)	Ceron is entitled to reimbursement, by the CCC, of the amount of R$ 260.9 million, updated in the April/2021 position, referring to the recognition of the difference in the amounts considered in the inspection of the first period (July 2009 to June/2016) and full billing of the O&M and Fixed Revenue installments of the generated energy;

3)	Ceron is entitled to reimbursement, by the CCC, of the amount of R$ 490.4 million, in the position of April/2021, related to the SELIC financial cost under the Interministerial Ordinance No. 652/2014, which authorized the renegotiation of debts of the Distributor with creditors of the CCC, through a Debt Acknowledgment Agreement – CCD.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Thus, the result, still preliminary, of the 2nd inspection period of Ceron, BRL 806.6 million, is added to the definitive result of the 1st inspection period of the distributor (BRL 2,074.6 million), totaling BRL 2,881. million, in the April/2021 position, to be received by Eletrobras, holder of the credits.

In Technical Note No. 111/2021-SFF-SFG-SRG/ANEEL on the 2nd inspection period of Eletroacre, there are the following conclusions listed below, resulting in a negative result of BRL 97.5 million, in the position of April/2021:

1)	Eletroacre was reimbursed the largest amount by the CCC, in the period from July 2016 to April 2017, in the amount of BRL 152.7 million, updated in the position of April/2021;

2)	Eletroacre is entitled to reimbursement, by the CCC, of the amount of BRL 28.4 million, updated in the position of April/2021, referring to the recognition of the difference in the amounts considered in the inspection of the first period (July/2009 to June/2016) and the full billing of the O&M and Fixed Revenue installments of the generated energy, related to the contracts with Guascor;

3)	Eletroacre has the right to reimbursement, by the CCC, of the amount of BRL 26.8 million, in the position of April/2021, related to the SELIC financial cost under the Interministerial Ordinance No. 652/2014, which authorized the renegotiation of debts of the Distributor with creditors of the CCC, through a Debt Acknowledgment Agreement – CCD.

Thus, the result, still preliminary, of the 2nd inspection period of Eletroacre, return of BRL 97.5 million, is added to the final result of the 1st inspection period of the distributor (positive in BRL 208.8 million), totaling BRL 111.3 million, in the April/2021 position, to be received by Eletrobras, holder of the credits.

As Eletrobras makes adjustments to the credits assumed by the distributors, recorded in its assets, whenever there is an evolution of the CCC inspection processes carried out by Aneel, such as the issuance of technical notes, in the position of April/2021, Eletrobras will make provisions in the amount of BRL 181.6 million, BRL 21.5 million of which related to credits assigned by Ceron and BRL 160.1 million to credits assigned by Eletroacre, reflecting the current expectation on the result of the 2nd inspection period of Ceron and Eletroacre and the completion of the claims of the two distributors still pending analysis by Aneel, which were considered by Eletrobras to be likely to be accepted by the Agency. This provision and the monetary restatement of the credits assigned to Eletrobras by the distributors will be reflected in the 2nd ITR.

Rio de Janeiro, July 13, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.